                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of September, 2001

                                   Enodis plc

                     Washington House, 40-41 Conduit Street
                         London, W1S 2YQ, United Kingdom
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F:      X                  Form 40-F:
                      -------                          -------


     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes:                              No:      X
               -------                          ---------

     On September 25, 2001, the Registrant distributed the following two press releases:

                       BOARD AND SENIOR MANAGEMENT CHANGES

London, September 25, 2001 - Enodis plc (London: ENO; NYSE: ENO) announces the following Board and Senior Management changes:

 .    Andrew Allner has been named acting Chief Executive Officer, carrying on the role he has effectively been fulfilling as leader of the Executive team since March. He joined Enodis in October 2000 as Chief Financial Officer. He will continue in this role, supported by Stuart Miller, who recently joined as Deputy CFO.

 .    Andy Roake will resign from his position of Chief Operating Officer and member of the Enodis main board as of December 31, 2001. Andy joined four years ago as CEO of Welbilt and has made major contributions to the development of Enodis into the world's leading Food Equipment manufacturer. He is leaving to pursue interests in private equity.

 .    The operations of Food Service Equipment North America (FSE North America)
     and Food Service Equipment Europe and Rest of World are being combined in a single Global Food Service Equipment Group under the leadership of Dave McCulloch, currently President FSE North America.

 .    Dave McCulloch and Dave Odum, President Food Retail Equipment Group, will report directly to Andrew Allner.

These changes continue the progress the Group is making to simplify the organisation, delayer management and reduce costs whilst at the same time improving organizational effectiveness and customer service.

Enodis is progressing with the search for a permanent CEO, who will be based at the Group's North American headquarters in Tampa, Florida. Reflecting the fact that the majority of the Group's shareholders and its principal banking relationships are in Europe, the Board plans to retain the corporate finance, treasury and investor relations functions in the UK.

Peter Brooks, Chairman said:

"Andrew Allner has been heavily involved in implementing the recovery programme which Enodis has been pursuing successfully over the last few months. As acting CEO he will ensure the continued, vigorous pursuit of the Board's overriding objectives, which are to restore shareholder value and reduce debt. Ultimately it is important that the Group has a permanent North American based CEO and the search process for this appointment is progressing. The Board is committed to the current FSE strategy which will remain firmly in place."

This press release contains "forward-looking statements," within the meaning of the U.S. federal securities laws, that represent the Company's expectations or beliefs regarding future events, based on currently available information, including statements concerning its anticipated performance and plans. These statements by their nature involve substantial risks and uncertainties, many of which are beyond the Company's control. The Company's actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors. Factors that could cause the Company's results to differ materially from its expectations include: the Company's susceptibility to regional economic downturns, currency fluctuations, large customer order slowdowns and other risks related to its U.S., U.K. and foreign operations; its ability to realize cost savings from its cost reduction program; keen competition in its fragmented and consolidating industry; and the other risk factors and more complete descriptions of these factors found under "Risk Factors" in the Company's Form 20-F filed with the SEC.

For further enquiries:
Peter Brooks               Chairman                               020 7304 6006
Andrew Allner              Acting Chief Executive Officer         020 7304 6006


                                      #####

                             YEAR END TRADING UPDATE

London, September 25, 2001 - Enodis plc (London: ENO; NYSE: ENO) makes the following statement ahead of its close period which commences October 1 and leads up to the preliminary announcement of results for the year ending September 29, 2001, which will be made on November 21, 2001.

In the period since the interim results announcement in May, overall trading has been in line with the Board's expectations at that time. Market conditions have continued to be challenging, as we had anticipated. The food service equipment market in North America has remained some 10% below the level of the previous year. In Europe the food service equipment market is mixed with the market overall estimated to be flat. The market in food retail equipment in North America has deteriorated further and in the display case and systems business is currently some 25-30% below last year: walk-in and doughnut equipment markets have been more robust.

Trading in the Group's Food Equipment business, which comprises Food Service Equipment North America, Food Service Equipment Europe and ROW, and Food Retail Equipment, in the period since the interim results in May, has been in line with the Board's overall expectations. The benefits of the cost reduction program, announced in May, amounting to approximately (pound)15 million cost savings in the second half, have been realised and the full year benefits will be achieved next year. Food Equipment operating profit before amortisation and exceptional items is expected to be approximately (pound)90 million for the year. The second half profit of approximately (pound)53.3 million is much improved on the (pound)36.7 million achieved in the first half.

Food Service Equipment North America has performed strongly in the second half with benefits coming from our refocused integrated selling approach and new product development activity in addition to cost savings. Ice market and dealer data indicates that Enodis is gaining market share in North America. In Europe performance has been variable with our beverage businesses and operations in Germany the worst affected by market conditions. We are combining our North American and Europe and ROW Food Service Equipment businesses in a single Global Food Service Equipment Group in order to reduce costs, further streamline the organisation and provide our global customers with better service.

The Board's review of strategic options has confirmed the strength of our product portfolio, particularly in North America, and that the strategy we are pursuing is appropriate. It also identified opportunities, which management is already pursuing, to improve our operating performance.

The actions we have taken to turn around our Food Retail Equipment business, which we reported in May, are delivering results with benefits from cost reduction, product refreshment and more aggressive marketing. Despite the difficult market conditions referred to above, progress has been made in broadening the display case and systems business customer base.

Trading in the Group's Building and Consumer products division was weak, as we had previously indicated, in the period leading up to completion of the sale of the division on June 14, 2001. Operating profit for this division for the period up to disposal is estimated to be (pound)9.1 million.

Property profits for the period are expected to be approximately (pound)9 million, compared to our estimate in May of some (pound)7-8 million.

In addition to exceptional items of (pound)46.3 million at the half year, further restructuring and other exceptional costs of some (pound)27 million, including costs relating to the Board's review of options, will be taken in the second half. The total cash outflow in respect of exceptional items in 2001 is estimated at some (pound)28 million and next year is expected to be (pound)18 million with the balance of some (pound)27 million being non-cash items. These exceptional items are offset by net gains on disposals, principally Building and Consumer Products division, of approximately (pound)23.5 million with a net cash inflow of approximately (pound)100 million.

As part of the review of options we have identified certain business as non-core. Accordingly, plans have been put in place to sell these businesses: this process is expected to take some time in order to realise maximum value. The Board has concluded that greater value will be achieved for shareholders by retaining the benefit of the Food Retail Equipment turn-round program for the Group rather than by seeking to sell these businesses at the current time.

Net debt at September 29, 2001, including deferred financing costs is estimated to be under (pound)390 million, in line with our expectations. In addition, the Group holds a vendor note of (pound)20 million from Nobia following the sale of the Building and Consumer Products division. Management continues to focus on tight cash control. The reduction of debt remains a key priority for the Group.

This has been a challenging year for Enodis, but the senior management team is working well together and the actions it has taken are significantly improving the competitiveness and financial performance of the Group. The Group's strategy is gaining momentum in North America.

Significant progress has been made in the second half of the year: this had placed Enodis in a much stronger position to address the threat of already slowing North American and European economies. However the recent tragic events in the USA have resulted in a still more uncertain economic and business outlook. Whilst the Board is confident that appropriate further actions are being taken it is still too early to assess the likely impact on our business.

This press release contains "forward-looking statements," within the meaning of the U.S. federal securities laws, that represent the Company's expectations or beliefs regarding future events, based on currently available information, including statements concerning its anticipated performance and plans. These statements by their nature involve substantial risks and uncertainties, many of which are beyond the Company's control. The Company's actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors. Factors that could cause the Company's results to differ materially from its expectations include: the Company's susceptibility to regional economic downturns, currency fluctuations, large customer order slowdowns and other risks related to its U.S., U.K. and foreign operations; its ability to realize cost savings from its cost reduction program; keen competition in its fragmented and consolidating industry; and the other risk factors and more complete descriptions of these factors found under "Risk Factors" in the Company's Form 20-F filed with the SEC.

Enquiries:
Andrew Allner           Acting Chief Executive Officer             020 7304 6006
Stuart Miller           Deputy Chief Financial Officer             020 7304 6006
Andrew Lorenz           Financial Dynamics                         020 7831 3113

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ENODIS PLC

September 25, 2001
                                             By: /s/ Andrew J. Allner
                                                 -------------------------------
                                                 Name:  Andrew J. Allner
                                                 Title: Chief Executive Officer